MASS MEGAWATTS WIND POWER, INC.
                                 11 MAPLE AVENUE
                               Shrewsbury, MA 01545
                      PHONE: 508-751-5432/ FAX: 508-842-1586

March 2, 2004
VIA  FAX  202-942-9648
United States Securities and Exchange Commission
Washington D.C. 20549

Re: Form SB-2
File No. 333-112315
Filed January 29, 2004

Dear Sir or Madam:

     Please consider this our notification of withdrawal of the above Registration Statement under SEC Rule 477.

Please note:

1. The Registration Statement being withdrawn is as follows:

Mass Megawatts Wind Power, Inc.
Registration Statement on Form SB-2
Filed January 29,2004
File No. 333-112315

2. The reason for the withdrawal is as follows:

     Mass Megawatts Wind Power, Inc. desires to complete its pilot commercial product within desired timing related goals in order to complete sales on its new product within established sales delivery guidelines. The company may need to raise funds in the near future in order to complete its goals. The SEC registration process of its SB 2 registration statement may be continuing for several months and current rules prohibit the raising of funds during the process. The withdrawal of the SB 2 registration statement allows the Company to accept funding with a private offering.

3. No sale of securities occurred under the Registration Statement being withdrawn

4. Our Company may undertake a subsequent private offering in reliance on Rule 155(c).

Sincerely yours,
/s/ Jonathan Ricker
Jonathan Ricker
President
March 2,2004


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